

November 4, 2010

Mr. Rex Jay Horwitz
Chief Executive Officer
Acquisition Capital Group, Inc.
34 Florence Street
Worcester, MA 01060

> **Re:** **Acquisition Capital Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed October 6, 2010**
> **File No. 333-165134**

Dear Dr. Horwitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated May 21, 2010; however, we were unable to locate the disclosure required by Item 3(b) of Form S-11. Please revise to include the previously requested disclosure or advise.

Cover Page of Prospectus

2. We reissue comment 2 in our letter dated May 21, 2010. Your disclosure on the prospectus cover page continues to imply that you may sell at prevailing market prices once the shares become quoted on the OTCBB or traded on an exchange. Please revise, as previously requested, to clarify that you will sell shares only at the fixed offering price of $0.30 per share for the duration of the offering. See Rule 415 of Regulation C.

Table of Contents, page 5

3.   Please revise your table of contents, as previously requested, so that the listed
        page numbers correspond accurately with the referenced disclosure subheadings.

Prospectus Summary, page 6

4.   Please revise to eliminate unnecessary repetition from the summary. For
        example, much of the information you disclose in the summary is repeated in the
        business section on page 29. Also the summary should be brief and should not
        contain a detailed description of your business strategy. This detailed information
        is better suited for the body of the prospectus, such as the business section. Please
        revise.

5.   Please disclose that the company does not own any properties.

6.   We note your disclosure in the second paragraph on page 7 that "[w]e may
        participate in the following business activities … [to] [b]uy and sell performing
        and non performing commercial property." Primarily multi family properties …."
        Multi-family properties are generally not considered commercial property. Please
        revise or advise. Also revise accordingly the business section.

7.   Refer to the first bulleted list on page 7 regarding potential business activities.
        Please briefly explain here and in greater detail in the business section how your
        strategy to purchase "non performing commercial property" aligns with your
        more general objective to purchase cash flow positive assets.

8.   We note the first bulleted list on page 7 and the statement that you may invest in
        other publically traded real estate related companies through stock purchases. In
        light of this disclosure, please further explain in the "Investment Policies of the
        Registrant" section, how you intend to operate your business in a manner that will
        permit you an exemption from registration and regulation under the Investment
        Company Act of 1940. Please also revise to include the percentage of ownership
        that the company expects to hold in each acquired company.

Risk Factors, page 10

9.   We note that in several of your risk factors you make reference to "[y]our
        properties" and "[y]our mortgage loans." We also note that other risk factors
        refer to your cash flows. Considering that you currently have no property
        holdings or any operating revenues, please review and revise the risk factor
        narratives under this subheading and elsewhere in this section to more accurately
        capture your specific risks. Please refer to Item 503(c) of Regulation S-K.

Use of Proceeds, page 20

10.   Please update your disclosure in this section to accurately reflect whether your past offering expenses are reimbursable to your officers and directors.

11.   Refer to your footnote 1 disclosure. We note your revised disclosure in the "Liquidity and Capital Resources" section on page 30 that you do not currently have any lending relationships in place. Please revise the disclosure in the "Liquidity and Capital Resources" section to clarify your source of financing that lends to your belief that you would be able to establish financing on the terms referenced in the use of proceeds section. Please also discuss alternatives for meeting your financing needs.

Plan of Distribution and Terms of the Offering, page 23

12.   Please discuss whether the funds raised in the offering will be available to the company for use immediately after the sale of the securities.

Director, Executive Officers, Promoters and Control Persons, page 25

13.   For each of the directors and executive officers, please revise your disclosure to provide his/her business experience during the past years giving specific dates held in each position.

Management's Discussion and Analysis of Financial Condition

Results of Operations, page 36

14.   Please revise to describe the nature of your expenses for the period reported.

Investment Policies of Registrant, page 38

15.   Please discuss here or in the "Liquidity and Capital Resources" section why you believe you will be able to secure financing to pursue such acquisitions, in light of your status as a developmental company and the current economic conditions.

Sales to Special Parties, page 64

16.   Considering that your promoters received shares of your common stock in exchange for cash, it is unclear why you have not provided disclosure regarding those transactions as required by Item 32 of Form S-11. Please revise or advise.

Recent Sales of Unregistered Securities, page 64

17.   We note from your revised disclosure in the forepart of the prospectus that each of the named persons in this section purchased his/her respective securities for cash.

Please revise to state the aggregate offering price for the shares he or she purchased. Refer to Item 701(c) of Regulation S-K.

Exhibits Index, page 66

18.   Please file the promissory notes with your five shareholders, which you discuss on page 37, as exhibits to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Jillian Ivey Sidoti, Esq.
         Law Offices of Jillian Sidoti *(via facsimile)*